SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ____________
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6) ____________

Revolution Lighting Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share	76155G206
(Title of class of securities)	(CUSIP number)

RVL 1 LLC c/o Aston Capital, LLC 177 Broad Street Stamford, CT 06901 With copies to: Marita A. Makinen, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 (212) 419-5843
(Name, address and telephone number of person authorized to receive notices and communications)

May 6, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 76155G206		13D	Page 2
1	NAME OF REPORTING PERSON:	RVL 1 LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	8,245,386**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,245,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,245,386**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.3%**
14	TYPE OF REPORTING PERSON:	OO

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the date of filing of this Schedule 13D (the “Filing Date”), RVL 1 LLC (“RVL”) holds directly 8,245,386 shares of common stock, par value $0.001 per share (“Common Stock”), of Revolution Lighting Technologies, Inc. (the “Company”). RVL is controlled by its managing member, Aston Capital, LLC. Based on the 8,245,386 shares of Common Stock held directly by RVL, RVL is deemed to beneficially own 42.3% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 19,505,542 shares of Common Stock deemed issued and outstanding as of the Filing Date, based on information provided by the Issuer. On March 10, 2016, the Company effected a one-for-ten reverse stock split of its Common Stock. All share information included herein has been adjusted to give effect to the reverse stock split, as applicable.

CUSIP No. 76155G206		13D	Page 3
1	NAME OF REPORTING PERSON:	Aston Capital, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	8,575,386**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,575,386**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.0%**
14	TYPE OF REPORTING PERSON:	OO

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock. Aston Capital, LLC (“Aston”) serves as the sole managing member of RVL. Aston holds directly 330,000 shares of Common Stock. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), Aston may be deemed to beneficially own 44.0% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 19,505,542 shares of Common Stock deemed issued and outstanding as of the Filing Date, based on information provided by the Issuer. On March 10, 2016, the Company effected a one-for-ten reverse stock split of its Common Stock. All share information included herein has been adjusted to give effect to the reverse stock split, as applicable.

CUSIP No. 76155G206		13D	Page 4
1	NAME OF REPORTING PERSON:	Robert V. LaPenta
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	50,000**
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	8,575,386**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	50,000**
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,625,386**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2%**
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. Robert V. LaPenta is a member and officer of Aston and RVL. Further, Robert V. LaPenta is sole owner of 50,000 shares of Common Stock purchased for his own account in various open market purchases. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Robert V. LaPenta may be deemed to beneficially own 44.2% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 19,505,542 shares of Common Stock deemed issued and outstanding as of the Filing Date, based on information provided by the Issuer. On March 10, 2016, the Company effected a one-for-ten reverse stock split of its Common Stock. All share information included herein has been adjusted to give effect to the reverse stock split, as applicable.

CUSIP No. 76155G206		13D	Page 5
1	NAME OF REPORTING PERSON:	James A. DePalma
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	45,000**
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	8,575,386**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	45,000**
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,620,386**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2%**
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. James A. DePalma is an officer of RVL and a member and officer of Aston. Further, James A. DePalma is sole owner of 45,000 shares of Common Stock purchased for his own account in various open market purchases. Thus, for the purposes of Rule 13d-3 under the Exchange Act, James A. DePalma may be deemed to beneficially own 44.2% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 19,505,542 shares of Common Stock deemed issued and outstanding as of the Filing Date, based on information provided by the Issuer. On March 10, 2016, the Company effected a one-for-ten reverse stock split of its Common Stock. All share information included herein has been adjusted to give effect to the reverse stock split, as applicable.

CUSIP No. 76155G206		13D	Page 6
1	NAME OF REPORTING PERSON:	Robert V. LaPenta, Jr.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	8,575,386**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,575,386**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.0%**
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. The Robert V. LaPenta Jr. 2012 Trust (the "Trust") is a member of RVL. Robert V. LaPenta, Jr. is an officer of RVL, a member and officer of Aston, a trustee and the beneficiary of the Trust. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Robert V. LaPenta, Jr. may be deemed to beneficially own 44.0% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 19,505,542 shares of Common Stock deemed issued and outstanding as of the Filing Date, based on information provided by the Issuer. On March 10, 2016, the Company effected a one-for-ten reverse stock split of its Common Stock. All share information included herein has been adjusted to give effect to the reverse stock split, as applicable.

CUSIP No. 76155G206		13D	Page 7
1	NAME OF REPORTING PERSON:	Robert A. Basil, Jr.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	8,575,386**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,575,386**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.0%**
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. Robert A. Basil, Jr. is an officer of RVL and a member and officer of Aston. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Robert A. Basil, Jr. may be deemed to beneficially own 44.0% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 19,505,542 shares of Common Stock deemed issued and outstanding as of the Filing Date, based on information provided by the Issuer. On March 10, 2016, the Company effected a one-for-ten reverse stock split of its Common Stock. All share information included herein has been adjusted to give effect to the reverse stock split, as applicable.

This Amendment No. 6 (this “Amendment”) amends the Statement on Schedule 13D originally filed on October 5, 2012, as amended (the “Original Schedule”), by RVL 1 LLC (“RVL”), Aston Capital, LLC (“Aston”), Mr. Robert V. LaPenta, Mr. James A. DePalma, Mr. Robert V. LaPenta, Jr. and Mr. Robert A. Basil, Jr. (collectively, the “Reporting Persons”) and is filed by and on behalf of the Reporting Persons with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of Revolution Lighting Technologies, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Original Schedule.

On March 10, 2016, the Company effected a one-for-ten reverse stock split of its Common Stock. All share information included herein has been adjusted to give effect to the reverse stock split, as applicable.

Item 5.	Interest in Securities of the Issuer.

The Information contained in Rows (7) through (13) of the cover pages of this Statement on Schedule 13D for each of the Reporting Persons, including all footnotes thereto, are incorporated herein by reference.

On May 3, 2016, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners, LLC, as representative of the several underwriters (collectively, the “Underwriters”), relating to the issuance and sale (the “Offering”) of 2,775,000 shares of the Company’s Common Stock. In addition, the Company granted the Underwriters an option, exercisable for 30 days from the date of the Underwriting Agreement, to purchase up to an additional 416,250 shares of its Common Stock to cover over-allotments, if any. On May 6, 2016, the Company closed on the Offering and sold a total of 3,191,250 shares of Common Stock (including the full exercise of the over-allotment option by the Underwriters of 416,250 shares of Common Stock) to the Underwriters. As a result of the Offering, the Company’s outstanding shares of Common Stock increased to 19,255,542 shares. On May 12, 2016, the Company made a grant of 250,000 shares of restricted stock to Aston under the Company’s 2013 Stock Incentive Plan (as amended).

(a) RVL is the record holder of 8,245,386 shares of Common Stock, constituting approximately 42.3% of the total shares of Common Stock deemed issued and outstanding as of the filing date of this Schedule 13D (the “Filing Date”). The percentage ownership reported in this Schedule 13D is estimated based on 19,505,542 shares of Common Stock deemed issued and outstanding as of the Filing Date, based on information provided by the Issuer.

Aston, in its capacity as the managing member of RVL, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of the 8,245,386 shares of Common Stock of which RVL is the record holder. Further, pursuant to a management services agreement with the Company, entered into on April 16, 2013 (the “Management Agreement”), Aston has received grants of 50,000 shares of restricted stock and 30,000 shares of restricted stock and 250,000 shares of restricted stock, on May 15, 2013, April 21, 2014 and May 12, 2016, respectively, under the Company’s 2013 Stock Incentive Plan (as amended). Notwithstanding the vesting provisions of the restricted stock awards, Aston may exercise full voting rights with respect to the restricted shares, and thus all 330,000 shares of restricted stock are reportable under the beneficial ownership definition of Rule 13d-3(a)(1) of the Exchange Act. Accordingly, as of the Filing Date, for purposes of Rule 13d-3 of the Exchange Act, Aston may be deemed to beneficially own 8,575,386 shares of Common Stock, constituting approximately 44.0% of the total shares of Common Stock deemed issued and outstanding as of the Filing Date.

Robert V. LaPenta owns 50,000 shares of Common Stock which he has purchased through open market purchases for his own account. Mr. LaPenta, in his capacity as a member and officer of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,625,386 shares of Common Stock, constituting approximately 44.2% of the total shares of Common Stock deemed issued and outstanding as of the Filing Date.

James A. DePalma owns 45,000 shares of Common Stock which he has purchased through open market purchases for his own account. Mr. DePalma, in his capacity as an officer of RVL and a member and officer of Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,620,386 shares of Common Stock, constituting approximately 44.2% of the total shares of Common Stock deemed issued and outstanding as of the Filing Date.

Robert V. LaPenta, Jr., in his capacity as an officer of RVL and a member and officer of Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,575,386 shares of Common Stock, constituting approximately 44.0% of the total shares of Common Stock deemed issued and outstanding as of the Filing Date.

Robert A. Basil, Jr., in his capacity as an officer of RVL and a member and officer of Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,575,386 shares of Common Stock, constituting approximately 44.0% of the total shares of Common Stock deemed issued and outstanding as of the Filing Date.

(b) Except as disclosed in this Item 5, none of the Reporting Persons and, to the best of their knowledge, none of the managing member, members or officers of Aston or RVL, beneficially own any shares of Common Stock.

(c) Other than the transactions disclosed in this Item 5, none of the Reporting Persons has effected any transactions in respect of Common Stock within the past 60 days.

(d) The right to receive dividends on, and proceeds from, the sale of the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above, is governed by the limited liability company agreements of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to numerous member interests.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2016.

RVL 1 LLC

By:	/s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2016.

ASTON CAPITAL, LLC

By:	/s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2016.

/s/ Robert V. LaPenta
ROBERT V. LAPENTA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2016.

/s/ James A. DePalma
JAMES A. DEPALMA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2016.

/s/ Robert V. LaPenta, Jr.
ROBERT V. LAPENTA, JR.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2016.

/s/ Robert A. Basil, Jr.
ROBERT A. BASIL, JR.